Third Avenue Trust
622 Third Avenue
New York, New York 10017

December 22, 2017

Valerie Lithotomos, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Third Avenue Trust
Third Avenue Value Fund
Registration Statement on Form N-14
(File No. 333-221155)

Dear Ms. Lithotomos:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Third Avenue Trust hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 4:00 p.m., Washington, D.C. time, on Thursday, December 28, 2017, or as soon thereafter as reasonably practicable.

Very truly yours,

THIRD AVENUE TRUST

By:	/s/ W. James Hall III
	Name:	W. James Hall III
	Title:	President, General Counsel and Secretary
Third Avenue Trust